

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 25, 2007

Mr. Dickson Lee
Chief Executive Officer
L&L Financial Holdings, Inc.
720 3rd Avenue
Suite #1611
Seattle, WA 98014

>   **Re: L&L Financial Holdings, Inc.**
>   **Form 10-KSB for Fiscal Year Ended April 30, 2006**
>   **Filed August 15, 2006**
>
>   **Forms 10-QSB for Fiscal Quarters Ended July 31, 2006 and**
>   **October 31, 2006**
>   **File No. 0-32505**

Dear Mr. Lee:

We have reviewed your supplemental response letter dated May 21, 2007 as well as your filings and have the following comments. As noted in our comment letter dated February 9, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1.   When you file your amendments, please ascertain that the format of the financial statements and financial information are legible. Also, the pages are not numbered as stated in your response.

Critical Accounting Policies and Estimates

2.   We note your response to our prior comment 2. You disclose that your estimates and assumptions are "based on generally accepted industrial practices and our experience applied on a logical basis." Please revise to state that your estimates and assumptions are based on U. S. generally accepted accounting principles ("US GAAP"). Otherwise, tell us why generally accepted industrial practices and your experience applied on a logical basis is appropriate under US GAAP. As previously requested, revise to expand the discussion to provide a detailed analysis of your assumptions for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on

financial condition or operating performance and provide quantitative as well as qualitative disclosure. You should address factors such as how you arrived at your estimates, how accurate your estimates/assumptions have been in the past, how much the estimates/assumption have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

MD&A, Other Income (Net)

We note your response to our prior comment 5 and have the following comments.

3.   Please tell us why it is appropriate to account for the metal scraps disposal costs as other expense. Also, tell us your consideration of accounting for these costs as cost of goods sold. Include in your response references to the appropriate accounting literature.

4.   Since the metal scraps disposal costs and leasing income are recurring, delete the reference, "immaterial, non-recurring items related to income, which have no material effect on financial presentation." Also, disclose the amounts related to scraps disposal costs, leasing income and gain on sale of machineries.

Note 3. Business Combination

5.   We note your response to our prior comment 7. We understand that LEK has been in business for over 30 years. We note that LEK has brand name recognition and the oil-free technology is incorporated in LEK piston-type air compressors. It appears to us that the fair value of customer-related intangible assets, brand name, and oil-free technology should be recognized apart from goodwill under paragraphs 39 and A14-A28 of SFAS 141. Please revise accordingly.

Form 10-QSB for Fiscal Quarter Ended October 31, 2006

Item 7. Controls and Procedures

6.   We note your response to our prior comment 8. Revise to the reference to October 31, 2007 to October 31, 2006.

Note 3. Business Combination

7.   We note your response to our prior comment 9. Please revise the acquisition date reference in the first paragraph to October 30, 2006. Also, revise the reference to the operational results from "April 30, 2006" to "October 30, 2006."

8.   We note your response to our prior comment 10. Please present the pro forma results of operations giving effect to the acquisition under paragraph 58(b) of SFAS 141.

Form 8-K filed February 27, 2006

9.   We note your response to our prior comment 11. Please revise to provide the required disclosures under Item 304(a)(1)(ii), (a)(1)(iv)(A), (a)(1)(iv)(B)-(E) if applicable, (a)(2), (a)(3), and (b).

Form 8-K filed November 13, 2006

We note your response to our prior comment 12 and have the following comments.

10.   Please file the audited financial statements of KMC for the required periods under Item 310(c)(3) of Regulation S-B.

11.   Please delete the pro forma balance sheet under Item 310(d)(2)(i) of Regulation S-B.

12.   Please revise your pro forma condensed statement of income to provide the following:

- Giving effect to the acquisition as of May 1, 2005. Present the pro forma condensed statement of income for the fiscal year ended April 30, 2006.
- Number each pro forma adjustment and disclose the nature of the adjustment.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director